Exhibit 99.1

Media Release

QIAGEN delivers solid Q4 2024 growth ahead of outlook

•Q4 2024: Net sales of $521 million (+2% actual rates, +4% constant exchange rates (CER) core growth); diluted EPS of $0.39 and adjusted diluted EPS of $0.61

◦Net sales of $525 million CER ahead of outlook for at least $520 million CER and adjusted diluted EPS of $0.61 CER ahead of outlook for at least $0.60 CER

◦QIAstat-Dx, QuantiFERON and QIAcuity digital PCR continue double-digit growth pace

◦30.6% adj. operating income margin up 2.6 percentage points vs. 28.0% in Q4 2023

•FY 2024: Exceeded outlook for sales and adj. EPS; adj. operating income margin improves 1.8 percentage points to 28.7%

◦Free cash flow rises 63% to $506 million

•2025 outlook for about 4% CER sales growth (about +5% CER core sales growth) and adj. diluted EPS of at least $2.28 CER; targeting adj. operating income margin improvement of at least 150 basis points

Venlo, the Netherlands, February 5, 2025 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced financial results for the fourth quarter and full-year 2024.

Net sales for Q4 2024 increased 2% to $521 million compared to Q4 2023, while sales at constant exchange rates (CER) of $525 million rose 3% and were above the outlook for at least $520 million CER and core sales (excluding discontinued products such as NeuMoDx and Dialunox) rose 4% CER. The adjusted operating income margin improved by 2.6 percentage points to 30.6%, driven by efficiency gains and benefits from the NeuMoDx decision, enabling reinvestments into targeted growth initiatives. Adjusted diluted earnings per share (EPS) were $0.61, and CER results of $0.61 were above the outlook for at least $0.60 CER.

QIAGEN expects the solid growth pace in H2 2024 to continue in 2025. Net sales are expected to rise about 4% CER (and core sales growth of about 5% CER). Adjusted diluted EPS is expected to be at least $2.28 CER, driven by a goal to improve the adjusted operating income margin by at least 150 basis points to above 30% while absorbing lower non-operating income contributions than in 2024.

"Our teams at QIAGEN concluded 2024 with a solid performance in the fourth quarter, exceeding our outlook for net sales and profitability. These results underscore the resilience of our portfolio, with over 85% of sales coming from highly recurring revenues, and our focus on delivering solid profitable growth in an ongoing challenging environment," said Thierry Bernard, CEO of QIAGEN.

"Our solid sales growth in the second half of 2024 mirrors our plans for further strong growth in 2025 as we reconfirm our 2028 targets. QIAstat-Dx exceeded expectations with four FDA clearances for our syndromic testing system in 2024 and one already in 2025, coupled with over 660 placements in 2024 that was ahead of our target. QuantiFERON delivered 11% CER growth for 2024, with significant opportunities for further expansion since only 40% of the global latent TB testing market has so far been converted from the outdated skin test. QIAcuity also delivered solid growth despite challenging instrument purchase trends as we expanded digital PCR into clinical use in 2024 while expanding our presence with academia, pharma and other customers."

"We are pleased with our 2024 results that featured strong free cash flow combined with solid sales growth and a significant increase in the outlook for adjusted EPS during the year thanks to operational profitability improvements. Our confidence in QIAGEN's future is reflected in the return of about $300 million to shareholders in January through a synthetic share repurchase. We remain well-positioned to execute on our 2028 commitments for solid profitable growth, supported by our differentiated portfolio and disciplined capital allocation that seeks to strengthen our business while increasing returns to shareholders," said Roland Sackers, CFO of QIAGEN.

Key figures

In $ millions (Except EPS and diluted shares)	Q4			FY
	2024	2023	Change	2024	2023	Change

Net sales	521	509	2%	1,978	1,965	1%
Net sales - CER	525		3%	1,991		1%
Operating income	119	111	8%	98	410	-76%
Net income	88	98	-10%	84	341	-76%
Diluted EPS	$0.39	$0.42	-7%	$0.37	$1.48	-75%
Diluted shares (in millions)	224	231		225	231

Adjusted operating income	159	142	12%	567	529	7%
Adjusted net income	136	127	7%	491	477	3%
Adjusted diluted EPS	$0.61	$0.55	11%	$2.18	$2.07	5%
Adjusted diluted EPS - CER	$0.61		11%	$2.20		6%
Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q4 2024 results showed 3% CER sales growth compared to Q4 2023, and 4% CER core growth (excluding sales from discontinued products). Diagnostic solutions led the product groups with 10% CER growth (+12% core growth) and driven by QuantiFERON (+14% CER) and QIAstat-Dx (+25% CER). PCR and Genomics product groups also delivered higher sales, while Sample technologies saw a modest decline. Consumables and related revenues grew 4% CER over Q4 2023, while instrument sales declined 6% CER due to ongoing cautious customer capital spending trends throughout 2024. For FY 2024, net sales increased 1% CER - and core sales rose 2% CER - supported by improving growth trends in H2 2024 compared to results in H2 2023.

•Operating income: In Q4 2024, operating income rose 8% to $119 million, and included $21 million of pre-tax charges related to ongoing efficiency measures including the discontinuation of NeuMoDx. Adjusted operating income increased 12% to $159 million, with the adjusted operating income margin improving to 30.6% of sales from 28.0% in Q4 2023. This was driven by efficiency gains across QIAGEN that enabled reinvestments into growth initiatives, along with benefits of the NeuMoDx decision. In terms of components, the adjusted gross margin rose to 67.1% of sales from 65.7% in Q4 2023 due to various factors such as higher production capacity utilization. R&D investments were 9.3% of sales in Q4 2024, up slightly from 9.0% in Q4 2023, and aligned with the FY 2024 target. Sales and marketing expenses decreased to 21.8% of sales from 23.1% in Q4 2023, while General and administrative expenses declined to 5.3% of sales from 5.6% in Q4 2023. For FY 2024, the adjusted operating income margin was 28.7% of sales, an increase of 1.8 percentage points from 26.9% in 2023.

•EPS: Diluted EPS was $0.39 per share in Q4 2024 compared to $0.42 in Q4 2023. Adjusted diluted EPS for Q4 2024 were $0.61 ($0.61 CER), and above the outlook for at least $0.60 CER. The adjusted tax rate was 19% in Q4 2024, and consistent with the quarterly estimate. For FY 2024, adjusted diluted EPS increased to $2.18 ($2.20 CER) from $2.07 in 2023, reflecting the significant improvements in adjusted operating income during the course of the year compared to the initial outlook for at least $2.10 CER.

Sales by product groups

In $ millions	Q4				FY
	2024 sales	2023 sales	Change	CER change	2024 sales	2023 sales	Change	CER change

Sample technologies	162	164	-2%	-1%	642	663	-3%	-3%
Diagnostic solutions	196	180	+9%	+10%	749	698	+7%	+8%
Of which QuantiFERON	116	102	+13%	+14%	454	408	+11%	+11%
Of which QIAstat-Dx	32	26	+25%	+25%	109	88	+24%	+24%
Of which NeuMoDx	9	11	-19%	-19%	32	42	-24%	-24%
Of which Other	40	41	-2%	-2%	154	159	-3%	-2%
PCR / Nucleic acid amplification	82	81	+2%	+3%	300	300	0%	+1%
Genomics / NGS	66	65	+1%	+2%	234	239	-2%	-1%
Other	15	19	-24%	-21%	53	66	-19%	-15%
Total net sales	521	509	+2%	+3%	1,978	1,965	+1%	+1%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Higher sales of consumables for use on QIAGEN instruments, as well as for Human ID / Forensics applications, led the performance in Q4 2024. The EZ2 Connect system reached a milestone of over 1,000 cumulative placements since launch. Overall sales were slightly lower than in Q4 2023 due to a modest sales decline in manual kits and challenging instrument sales trends that continued throughout 2024.

•Diagnostic solutions: Q4 2024 sales grew 10% CER, and rose 12% CER excluding NeuMoDx, led by double-digit CER gains in consumables sales that absorbed a decline in instrument sales over Q4 2023. The QuantiFERON test for latent tuberculosis (TB) detection delivered 14% CER sales growth on solid demand in all regions as only about 40% of the global latent TB testing market has been converted to blood-based testing. QIAstat-Dx delivered 25% CER sales growth on double-digit gains in both consumables and instruments. The syndromic testing system surpassed the 2024 goal with over 660 new placements and reached more than 4,600 cumulative placements since launch. The NeuMoDx system remains on track for discontinuation in mid-2025.

•PCR / Nucleic acid amplification: Q4 2024 sales rose 3% CER over the year-ago period driven by the QIAcuity digital PCR system, which saw double-digit CER growth in consumables and reached over 2,700 cumulative placements since launch despite ongoing challenging instrument purchasing trends. Sales of other PCR consumables grew at a low single-digit CER rate compared to Q4 2023.

•Genomics / Next-generation sequencing (NGS): Sales for Q4 2024 grew 2% CER over Q4 2023, supported by growth in universal consumables used on third-party NGS systems. QIAGEN Digital Insights (QDI) sales increased at a single-digit CER rate, driven by growth in the clinical portfolio that more than offset a modest decline in the discovery portfolio. QDI's results in 2024 were adversely impacted by the ongoing transition to SaaS (software-as-a-service) subscription models, particularly in the pharmaceutical sector, from longer-term licensing agreements.

Key cash flow data

In $ millions	Q4			FY
	2024	2023	Change	2024	2023	Change

Net cash provided by operating activities	192	151	+27%	674	459	+47%
Purchases of property, plant and equipment	(49)	(52)	-5%	(167)	(150)	+12%
Free cash flow	142	100	+43%	506	310	+63%

Net cash used in investing activities	(7)	(59)	NM	(249)	(88)	NM
Net cash used in financing activities	(489)	(8)	NM	(423)	(434)	NM
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $674 million in 2024, a 47% increase from $459 million in 2023 that reflected reduced working capital requirements and a strong focus on cash flow optimization. Free cash flow rose 63% to $506 million in 2024, absorbing a slight increase in investments into property, plant and equipment.

•As of December 31, 2024, cash, cash equivalents and short-term investments were $1.2 billion compared to $1.1 billion at the end of 2023. Key cash flow activities in 2024 included the repayment of $500 million in convertible notes that matured in November, net proceeds of $494.2 million from the issuance of new convertible notes in September, the return of approximately $300 million in January through a synthetic share repurchase and the repayment of $101.5 million of German private debt placements in June. The leverage ratio declined to 0.3x (net debt to adjusted EBITDA) as of December 31, 2024 compared to 0.6x at the end of 2023, but increased to 0.7x after completion of the approximately $300 million synthetic share repurchase in January 2025.

Portfolio update

QIAGEN is accelerating momentum in its Sample to Insight portfolio through targeted developments:

•QIAstat-Dx: The QIAstat-Dx Gastrointestinal Panel Mini B&V (bacterial and viral) has received U.S. regulatory clearance, supporting outpatient diagnostics for gastrointestinal conditions. This panel detects five common bacterial and viral causes of gastrointestinal illnesses. A second version for outpatient use with five targets focused exclusively on bacterial infections is planned to soon be submitted for FDA clearance. Additionally, the QIAstat-Dx Rise system has also recently been submitted for FDA clearance, building on the launch of this higher-throughput system in Europe in 2022. These developments build on the FDA clearance of four QIAstat-Dx panels in 2024, enabling QIAGEN to offer a comprehensive menu of tests in the U.S. for diagnosis of respiratory, gastrointestinal and meningitis / encephalitis conditions.

•QIAcuity digital PCR: This breakthrough system now supports multiplexing of up to 12 targets from a single sample, up from the previous limit of five. This enhancement, which requires no hardware changes, was enabled by the recent release of QIAcuity Software 3.1 and the new QIAcuity High Multiplex Probe PCR Kit. These innovations help provide deeper insights for translational research, microbiome analysis, pathogen detection as well as for novel cell and gene therapies.

•Sample technologies: QIAGEN has surpassed a milestone of over 1,000 placements of the EZ2 Connect automated sample preparation instrument. This versatile platform supports kits to gain DNA and RNA from a wide range of sample types, opening up possibilities for downstream applications involving diagnostics, genomics and cancer as well as epidemiology and forensics.

•Companion diagnostics: QIAGEN recently received FDA approvals for two new companion diagnostic tests to help guide treatment decisions, expanding the portfolio to 16 FDA-approved companion diagnostic tests based on the PCR technology.

The therascreen KRAS RGQ PCR Kit was approved for use in identifying patients with metastatic colorectal cancer eligible for Amgen's Lumakras (sotorasib) in combination with Vectibix (panitumumab), and the therascreen BRAF V600E RGQ PCR Kit was approved for use with Array Biopharma’s Braftovi (encorafenib) in patients with metastatic melanoma.

•QIAGEN Digital Insights (QDI): The QDI portfolio has been enhanced with new Artificial Intelligence features through a new AI extension for its Ingenuity Pathway Analysis (IPA). This software helps distill complex differential expression analyses into actionable insights. Additionally, QIAGEN is collaborating with Genomics England on the Generation Study, which aims to sequence the genomes of 100,000 newborns to screen for over 200 selected genetic conditions. The QIAGEN Clinical Knowledge Base contributes clinically relevant variant content for genes included in the point-of-care sequencing test, enabling rapid variant interpretation and reporting.

QIAGEN completes return of about $300 million to shareholders

In January 2025, QIAGEN completed the return of about $300 million to shareholders through a synthetic share repurchase. This follows a similar return of about $300 million at the start of 2024 as part of a commitment to return at least $1 billion to shareholders between 2024 and the end of 2028. This type of repurchase, which combines a direct capital repayment with a reverse stock split, offers a more efficient way to return cash to shareholders than an open-market repurchase while also enhancing earnings per share through a reduction in the number of shares outstanding.

Evolving the QIAGEN organization

As part of the QIAefficiency initiative launched in 2024 to simplify and improve operations, QIAGEN reorganized its global structure as of January 2025 by transforming its three Business Areas - Molecular Diagnostics, Life Sciences and QIAGEN Digital Insights - into two new global functional teams. The Product Portfolio & Innovation team, led by Nitin Sood, will integrate functions spanning Global Marketing, Clinical Medical Regulatory Affairs, R&D and Product Management. The Commercial Operations team, led by Fernando Beils, will unify and strengthen QIAGEN's sales and regional marketing teams. Both leaders will continue to serve on the Executive Committee.

Outlook

For 2025, QIAGEN has initiated an outlook that anticipates a continuation of the solid growth trends from H2 2024. Net sales are expected to rise about 4% CER (about 5% CER in the core business). Adjusted diluted EPS is expected to be at least $2.28 CER, supported by a goal to improve the adjusted operating income margin by at least 150 basis points to above 30% while absorbing lower non-operating income contributions and a higher adjusted tax rate than in 2024. For Q1 2025, net sales are expected to rise about 3% CER (about 4% CER in the core business) from $459 million in Q1 2024. Adjusted diluted EPS are expected to be at least $0.50 CER compared to $0.46 in Q1 2024.

Based on exchange rates as of February 1, 2025, for FY 2025, currency movements against the U.S. dollar are expected to have a negative impact on net sales of about two percentage points and a negative impact of about $0.02-$0.03 per share on adjusted EPS results. For Q1 2025, currency movements against the U.S. dollar are expected to have a negative impact on net sales of about two percentage points and a negative impact of about $0.01 per share on adjusted EPS results.

Investor presentation and conference call

A conference call is scheduled for Thursday, February 6, 2025, at 16:00 Frankfurt Time / 15:00 London Time / 10:00 New York Time. A live audio webcast will be accessible in the investor relations section of the QIAGEN website (www.qiagen.com), with a recording available after the event. The presentation will be published ahead of the call in this section: QIAGEN Investor Relations - Events and Presentations.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, along with other non-U.S. GAAP (generally accepted accounting principles) measures, to provide deeper insights into its performance. These include metrics such as core sales (excluding discontinued products), adjusted gross margin, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by subtracting capital expenditures for property, plant and equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN considers complementary to GAAP-reported results but not as substitutes. These measures exclude items that QIAGEN believes are outside of ongoing core operations, fluctuate significantly between periods, or hinder the comparability of results with competitors and prior periods. QIAGEN also uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, and also for employee compensation. Additionally, adjusted results are used to compare current performance with historical results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. QIAGEN serves over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of December 31, 2024, QIAGEN employed more than 5,700 people in over 35 locations worldwide. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN's products, development timelines, marketing and / or regulatory approvals, financial and operational outlook, growth strategies, collaborations and operating results - such as expected adjusted net sales and adjusted diluted earnings - are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to, challenges in managing growth and international operations (including the effects of currency fluctuations, regulatory processes and logistical dependencies), variability in operating results and allocations between customer classes, commercial development for our products to customers in the Life Sciences and clinical healthcare, changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancements; fluctuating demand for QIAGEN's products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other "force majeure" events. There is also no guarantee that anticipated benefits from acquisitions will materialize as expected. For a comprehensive overview of risks, please refer to the “Risk Factors” contained in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.

Contacts

Investor Relations		Public Relations
John Gilardi	+49 152 018 11711	Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 152 018 11244	Lisa Specht	+49 2013 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months		Twelve months
	ended December 31,		ended December 31,
	2024	2023	2024	2023

Net sales	$521,202	$509,162	$1,978,214	$1,965,311
Cost of sales:
Cost of sales	174,401	177,018	952,323	667,425
Acquisition-related intangible amortization	13,511	16,044	58,541	64,198
Total cost of sales	187,912	193,062	1,010,864	731,623
Gross profit	333,290	316,100	967,350	1,233,688
Operating expenses:
Sales and marketing	113,860	117,478	450,929	459,912
Research and development	48,605	45,966	193,494	198,511
General and administrative	27,852	28,474	113,432	119,254
Acquisition-related intangible amortization	1,809	2,692	9,596	10,764
Restructuring, acquisition, integration and other, net	22,066	10,875	102,188	35,309
Total operating expenses	214,192	205,485	869,639	823,750
Income from operations	119,098	110,615	97,711	409,938
Other income (expense):
Interest income	15,092	19,261	68,016	78,992
Interest expense	(11,143)	(12,441)	(43,841)	(53,410)
Other income (expense), net	2,805	1,441	(739)	(5,711)
Total other income, net	6,754	8,261	23,436	19,871
Income before income tax expense	125,852	118,876	121,147	429,809
Income tax expense	37,530	21,212	37,556	88,506
Net income	$88,322	$97,664	$83,591	$341,303

Diluted earnings per common share	$0.39	$0.42	$0.37	$1.48
Diluted earnings per common share (adjusted)	$0.61	$0.55	$2.18	$2.07
Diluted shares used in computing diluted earnings per common share	224,245	230,745	224,717	230,619

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended December 31, 2024	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	521.2	333.2	119.1	125.8	(37.5)	30%	88.3	$0.39
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.0	25.1	25.1	(4.6)		20.5	0.09
Purchased intangibles amortization	—	13.5	15.3	15.3	(3.8)		11.5	0.05
Non-cash interest expense charges (b)	—	—	—	2.4	—		2.4	0.01
Non-cash other income, net (c)	—	—	—	0.5	—		0.5	0.00
Certain income tax items (d)	—	—	—	—	13.2		13.2	0.06
Total adjustments	—	16.6	40.3	43.3	4.8		48.1	0.22
Adjusted results	521.2	349.8	159.4	169.1	(32.7)	19%	136.4	$0.61

*Using 224.2 M diluted shares

Twelve months ended December 31, 2024	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	1,978.2	967.3	97.7	121.1	(37.5)	31%	83.6	$0.37
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	298.9	401.1	401.1	(78.6)		322.5	1.44
Purchased intangibles amortization	—	58.5	68.1	68.1	(16.8)		51.3	0.23
Non-cash interest expense charges (b)	—	—	—	17.0	—		17.0	0.08
Non-cash other income, net (c)	—	—	—	3.1	—		3.1	0.01
Certain income tax items (d)	—	—	—	—	13.2		13.2	0.06
Total adjustments	—	357.5	469.3	489.4	(82.2)		407.2	1.81
Adjusted results	1,978.2	1,324.8	567.0	610.5	(119.7)	20%	490.8	$2.18

*Using 224.7 M diluted shares

(a) Includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects and their subsequent integration.
(b) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(c) Adjustment includes the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(d) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2024	December 31, 2023

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$663,555	$668,084
Short-term investments	489,437	389,698
Accounts receivable, net	349,278	381,877
Inventories, net	279,256	398,385
Prepaid expenses and other current assets	178,327	309,516
Total current assets	1,959,853	2,147,560
Long-term assets:
Property, plant and equipment, net	753,611	765,037
Goodwill	2,425,418	2,475,732
Intangible assets, net	303,815	526,821
Other long-term assets	246,925	200,040
Total long-term assets	3,729,769	3,967,630
Total assets	$5,689,622	$6,115,190
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$53,481	$587,970
Accrued and other current liabilities	406,876	407,168
Accounts payable	83,272	84,155
Total current liabilities	543,629	1,079,293
Long-term liabilities:
Long-term debt, net of current portion	1,338,067	921,824
Other long-term liabilities	240,587	306,309
Total long-term liabilities	1,578,654	1,228,133
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—223,904 and 230,829 shares, respectively	2,601	2,702
Additional paid-in capital	1,666,070	1,915,115
Retained earnings	2,448,122	2,456,800
Accumulated other comprehensive loss	(474,539)	(433,830)
Less treasury stock, at cost — 1,614 and 2,627 shares, respectively	(74,915)	(133,023)
Total equity	3,567,339	3,807,764
Total liabilities and equity	$5,689,622	$6,115,190

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $ thousands)	Twelve Months Ended December 31,
	2024	2023

Cash flows from operating activities:	(unaudited)
Net income	$83,591	$341,303
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	203,268	205,336
Non-cash impairments	203,408	4,158
Amortization of debt discount and issuance costs	18,428	30,162
Share-based compensation expense	43,627	47,100
Deferred tax (benefit) expense	(23,041)	10,731
Other items, net including fair value changes in derivatives	8,817	7,623
Change in operating assets, net	113,013	(94,825)
Change in operating liabilities, net	22,440	(92,133)
Net cash provided by operating activities	673,551	459,455
Cash flows from investing activities:
Purchases of property, plant and equipment	(167,174)	(149,710)
Purchases of intangible assets	(4,068)	(13,092)
Purchases of short-term investments	(685,915)	(976,448)
Proceeds from redemptions of short-term investments	584,979	1,270,551
Cash paid for acquisitions, net of cash acquired	—	(149,532)
Cash received (paid) for collateral asset	25,414	(66,583)
Purchases of investments, net	(2,465)	(2,870)
Other investing activities	—	29
Net cash used in investing activities	(249,229)	(87,655)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	494,211	—
Repayment of long-term debt	(601,536)	(400,000)
Capital repayment	(292,099)	—
Proceeds from exercise of call options related to cash convertible notes	—	36,762
Payment of intrinsic value of cash convertible notes	—	(36,762)
Tax withholding related to vesting of stock awards	(34,160)	(17,675)
Cash received (paid) for collateral liability	11,350	(16,315)
Other financing activities	(662)	163
Net cash used in financing activities	(422,896)	(433,827)
Effect of exchange rate changes on cash and cash equivalents	(5,955)	(558)
Net decrease in cash and cash equivalents	(4,529)	(62,585)
Cash and cash equivalents, beginning of period	668,084	730,669
Cash and cash equivalents, end of period	$663,555	$668,084

Reconciliation of free cash flow(1)
Net cash provided by operating activities	$673,551	$459,455
Purchases of property, plant and equipment	(167,174)	(149,710)
Free cash flow	$506,377	$309,745
(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.